Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

On April 7, 2005, MCI, Inc. sent the following communication to its employees:

From: Michael Capellas
Sent: Thursday, April 07, 2005 10:48 AM
To: All MCI Employees Worldwide
Subject: Merger Update
Importance: High

Last week I shared with you the MCI Board of Directors’ decision to accept Verizon’s latest proposal, which represented an increase in its original offer by $900 million to approximately $7.6 billion. And you may be aware, two days later Qwest increased its offer and asked that we respond to them by April 5th.

Yesterday our Board announced that the latest Qwest proposal, in its current form, was not superior to our agreement with Verizon.

In making its decision, the Board carefully considered the financial terms, merger-related conditions, market risks and customer reactions. The Board also looked closely at negative sentiment among MCI customers toward a Qwest combination and how that could affect the value of the deal and likelihood of closing the transaction. Other concerns centered on Qwest’s synergy assessments, as well as the risks associated with Qwest’s contingent liabilities.

In light of its fiduciary duties and in the face of these risks, the MCI Board did not want to jeopardize the certainty of our agreement with Verizon for the uncertainties surrounding the current Qwest proposal.

MCI’s agreement with Verizon provides certainty on a number of key elements, including:

  A guaranteed minimum of at least $23.50 per MCI share (including MCI’s March 15 dividend payment of $0.40 per share)

  Certainty of closing the transaction

  Realistic synergy projections

  Strength of capital structure

  The ongoing ability and commitment to sustain network service quality and invest in new capabilities

At this point, MCI has the right to engage in further discussions with Qwest and remains open to the possibility of further discussions. We should have a better idea of their next steps in the near future.

We expect that the next week or two will be noisy and you may hear various claims, rumors or speculation in the media or from other sources. Despite all the media attention and genuine interest about our future merger partner, let’s not get ahead of ourselves or distracted. The best thing we can all do is to remain focused on our customers and executing on our Four Strategic Pillars.

We will continue to share any new developments with you and please feel encouraged to email me at ceo@mci.com with any questions.

Michael

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FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the previously announced proposed transaction between MCI and Verizon; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the previously announced proposed transaction between MCI and Verizon. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission

(“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

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